UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008

Commission File Number: 001-33728

NOAH EDUCATION HOLDINGS LTD.

10th Floor B Building

Futian Tian’an Hi-Tech Venture Park

Futian District, Shenzhen

Guangdong Province, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Education Holdings Ltd.

Dated:	September 26, 2008	By:	/s/ Dong Xu
		Name:	Dong Xu
		Title:	Chairman and Chief Executive Officer

EXHIBITS

Exhibit No.	Description
1.1	Press Release

Exhibit 1.1

Noah Education Updates Financial Guidance for

the First Quarter of Fiscal Year 2009

SHENZHEN, China – September 25, 2008 – Noah Education Holdings Ltd. (“Noah”) (NYSE: NED), a leading provider of interactive education content in China, today revised its financial guidance for the first quarter of fiscal year 2009.

Noah now expects net revenue to range from RMB202 million to RMB203 million and net income to range from RMB21 million to RMB24 million for the first quarter of fiscal year 2009. The Company had previously forecast net revenue of RMB250 million and net income to be in the range of RMB48 million to RMB50 million for the fiscal first quarter.

The change in the Company’s fiscal first quarter guidance was primarily attributable to the Company’s continuous efforts to revamp and expand its product offerings. While successfully depleting its older inventory with seasonal promotional offers, the Company introduced a new Digital Learning Device (DLD) product in early August for five to nine year-olds called the Kid’s Learning Device (KLD), to further expand its market share and enhance its brand. To date, Noah has made considerable progress with its KLD product and recorded solid sales. The five to nine year old age group in China stands at 90 million children and is a largely untapped market segment for learning devices. Therefore, the Company believes this presents an unprecedented growth opportunity for Noah in the next few years.

Other factors that contributed to the change in guidance also include further weakening in e-dictionary product sales as the Company has redirected its focus to offer higher margin DLD products, and a greater-than-anticipated impact from the Beijing Olympic Games.

Mr. Dong Xu, Noah’s chairman and chief executive officer, said, “As we have previously stated, a key component of our strategy is to expand our content and services and reinforce our market leadership by adding more innovative products to our offering. With the introduction of our KLD product, we have made great strides toward this goal. While the realignment and the expansion of our product mix impacted our near-term outlook, we are confident that these initiatives will contribute to greater sales, improved margins and greater market share over the longer term.”

About Noah

Noah Education Holdings Limited (“Noah”) is a leading provider of supplementary education content to China’s elementary and middle school students. Noah develops and markets interactive educational content, software and delivery platforms that combine traditional education content with digital and multi-media technologies to cater to students’ interests and enhance academic efficiency and performance. Noah employs a nationwide sales network, powerful brand image, and accessible and diversified delivery platforms to attract students to its innovative content. Noah delivers its education content via Noah electronic educational products, Noah’s

1

online website and after-school tutoring centers. The interactive and comprehensive structure of Noah’s offerings encourages students and teachers to form knowledge-sharing communities around the Noah brand. Noah was founded in 2004 and is listed on the New York Stock Exchange under the ticker symbol NED.

For more information about Noah, please visit http://www.noahtech.com.cn.

Safe Harbor Statement

This press release contains forward-looking statements that reflect Noah’s current expectations and views of future events that involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Noah has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. You should understand that our actual future results may be materially different from and worse than what Noah expects. Information regarding these risks, uncertainties and other factors is included in Noah’s filings with the SEC.

For investor and media inquiries, please contact:

In China:

Wendy Li

Noah Education Holdings Limited

Tel: +86-755-8204-3194

Email: lixin@noahedu.com

In Hong Kong:

Nan Dong

Taylor Rafferty, Hong Kong

Tel: +852-3196-3712

Email: teamnoah@taylor-rafferty.com

In the United States:

Jessica McCormick

Taylor Rafferty, New York

Tel: +1-212-889-4350

Email: teamnoah@taylor-rafferty.com

2